BAKER & McKENZIE
東京青山・青木法律事務所

Tokyo Aoyama Aoki Law Office
Baker & McKenzie
Attorney at Foreign Law Office
Registered Associated Offices

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Calgary
Caracas
Chicago
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

FILE NO. 82-4861

September 3, 2004

VIR AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

MegaChips Corporation

Dear Sirs:

We are acting as legal counsels to MegaChips Corporation (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following document published by the Company in Japan.

- Brief Statement of Financial and Operating Results for the First Quarter of the Year ending March 31, 2005 (dated July 30, 2004) (English excerpt translation)

Yours very truly,

Kunio Aoki

Encl.
cc: MegaChips Corporation
Shimpson Thacher & Bartlett

dlw 9/13

FILE NO. 82-4861

(Excerpt translation)

July 30, 2004

BRIEF STATEMENT OF FINANCIAL AND OPERATING RESULTS FOR THE FIRST QUARTER OF THE YEAR ENDING MARCH 31, 2005 (CONSOLIDATED)

Name of listed company: **MegaChips Corporation**

(Code number: 6875 Tokyo Stock Exchange, First section)
(URL http://www.megachips.co.jp/)

Representative: Shigeki Matsuoka
President and Representative Director

Person to contact: Masayuki Fujii
Director and Executive Officer
(TEL: (06) - 6399-2884)

1. Matters concerning the preparation of quarterly financial information:

   (Translation omitted)

2. Summary of the operating results for the first quarter of the year ending March 31, 2005 (from April 1, 2004 to June 30, 2004):

(1) Development of operating results (consolidated):

	First quarter of the year ending March 31, 2005	First quarter of the year ended March 31, 2004	(For reference) Year ended March 31, 2004
Sales	¥7,136 million (54.8%)	¥4,611 million (-%)	¥25,878 million
Operating profit	¥687 million (418.2%)	¥132 million (-%)	¥1,508 million
Ordinary profit	¥676 million (-%)	¥ - million (-%)	¥1,460 million
Profit for the quarter (year)	¥347 million (-%)	¥ - million (-%)	¥280 million
Per-share profit for the quarter (year)	¥13.75	¥-	¥10.09
Fully diluted earnings per share for the quarter (year)	¥-	¥-	¥-

- **Overview of operating results in general**

The Japanese economy during the first quarter under review has continued to register tones of slow recovery as corporate earnings have shown signs of improvement and the market of digital consumer equipment, including digital TVs, digital cameras and DVD recorders/players, and mobile phones has expanded. Consumer confidence has been improved by these corporate efforts to develop new products.

Under these circumstances, the Group (including the Company and its affiliated companies; the same applies hereinafter) focused its efforts on developing and marketing customer-specific LSIs (ASIC), the core of its business, as well as application-specific LSIs (ASSP), which have competitive edges with the Group's unique technologies of image compression and extension and sound and music compression, extension and transmission, and original system products mounted with the Group's system LSIs.

Specifically, with the prevalence of digitalization of images, sounds, music and other media, broadband networks and 3G mobile phone networks, the Group has widened its appeal in the information communication area. For the growing area, the Group has exerted its active efforts to develop and market sophisticated system LSIs for digital cameras and system LSIs for 3G mobile phones, as well as system products for transmitting and recording digital images, specifically, for use in the security and monitoring area.

As a result, on a consolidated basis, sales amounted to ¥7,136 million (a 54.8% increase from the corresponding period of the previous business year). Operating profit, ordinary profit and profit for the quarter amounted to ¥687 million (a 418.2% increase), ¥676 million and ¥347 million, respectively.

- **Overview of operating results by segment**

(Translation omitted)

(2) Development of financial conditions (consolidated):

	First quarter of the year ending March 31, 2005	First quarter of the year ended March 31, 2004	(For reference) Year ended March 31, 2004
Total assets	¥18,922 million	-	¥18,183 million
Net worth (owned capital)..................	¥15,433 million	-	¥15,371 million
Ratio of net worth to total liabilities and net worth	81.6%	-	84.5%
Net worth (owned capital) per share ..	¥611.10	-	¥607.49

[State of consolidated cash flows]

	First quarter of the year ending March 31, 2005	First quarter of the year ended March 31, 2004	(For reference) Year ended March 31, 2004
Cash flows from operating activities	(-)¥3,704 million	-	¥6,174 million
Cash flows from investing activities	(-) ¥77 million	-	¥140 million
Cash flows from financing activities	(-) ¥194 million	-	(-) ¥707 million
Cash and cash equivalents at the end of the quarter (year)	¥ 7,759 million	-	¥11,734 million

(Note) The disclosure of quarterly financial conditions has commenced as from the first quarter of the current business year. Hence, no financial conditions for the first quarter of the previous business year are given herein.

- Development of financial conditions (consolidated)

(Translation omitted)

- State of cash flows

(Translation omitted)

3. Forecasts of consolidated operating results for the year ending March 31, 2005 (from April 1, 2004 to March 31, 2005):

Amendment is made to the forecasts of consolidated operating results for the year ending March 31, 2005, as given on May 14, 2004, as described below.

No amendment is made to the forecasts of non-consolidated operating results for the year ending March 31, 2005.

[Forecasts of consolidated operating results for the year ending March 31, 2005]

(millions of yen)

	Sales		Ordinary profit		Profit for the period	
	First six months	Whole-year period	First six months	Whole-year period	First six months	Whole-year period
Previous forecast (A)	11,900	24,930	530	1,500	100	520
Adjusted forecast (B)	14,600	27,230	970	1,570	330	550
Amount of increase or decrease (B-A)	2,700	2,300	440	70	230	30
Rate of increase or decrease (%)	22.7	9.2	83.0	4.7	230.0	5.8
(For reference) Previous results (for the year ended March 31, 2004)	11,842	25,878	733	1,460	26	280

- **Reason for the adjustments to the forecasts of operating results**

  (Translation omitted)

- **Notice on the forecasts of operating results**

  (Translation omitted)

-END-

CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST QUARTER

1. Consolidated Balance Sheets for the First Quarter (Condensed)

(thousands of yen)

	First quarter ended June 30, 2004 (as at June 30, 2004)	Year ended March 31, 2004 (as at March 31, 2004)
ASSETS		
I. Current assets		
1. Cash and deposits	7,759,587	11,734,446
2. Trade notes and trade accounts receivable	8,270,244	3,639,078
3. Inventories	1,405,206	1,203,521
4. Others	192,663	297,269
5. Allowance for doubtful receivables	- 924	- 1,804
Total current assets	17,626,777	16,872,511
II. Fixed assets		
1. Tangible fixed assets	375,102	380,784
2. Intangible fixed assets	246,381	223,483
3. Investments and other assets	674,239	706,416
Total fixed assets	1,295,723	1,310,683
TOTAL ASSETS	18,922,501	18,183,195
LIABILITIES		
I. Current liabilities		
1. Trade accounts payable	2,370,155	2,013,337
2. Accrued corporate income taxes	358,627	6,054
3. Others	672,969	697,421
Total current liabilities	3,401,752	2,716,813
II. Fixed liabilities	86,958	94,695
TOTAL LIABILITIES	3,488,710	2,811,509
SHAREHOLDERS' EQUITY		
I. Capital	4,840,313	4,840,313
II. Capital surplus	6,181,300	6,181,300
III. Retained earnings	5,715,643	5,650,018
IV. Valuation difference of other securities	- 495	2,834
	16,736,761	16,674,467
V. Treasury stock	- 1,302,971	- 1,302,781
TOTAL SHAREHOLDERS' EQUITY	15,433,790	15,371,686
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	18,922,501	18,183,195

2. Consolidated Profit and Loss Statements for the First Quarter (Condensed)

(thousands of yen)

	First quarter ended June 30, 2004 (from April 1, 2004 to June 30, 2004)	Year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)
I. Sales	7,136,719	25,878,984
II. Cost of sales	5,499,684	20,218,951
Gross profit on sales	1,637,034	5,660,032
III. Selling, general and administrative expenses	949,424	4,151,454
Operating profit	687,610	1,508,578
IV. Non-operating profit	1,013	10,995
V. Non-operating expenses	11,898	58,927
Ordinary profit	676,725	1,460,646
VI. Special income	16,715	89,686
VII. Special loss	795	715,519
Income before income taxes and others	692,646	834,812
Interperiod tax allocation.....................................	345,460	877,161
Minority interest in net profit/loss........................	-	- 322,778
Profit for the quarter (year).................................	347,185	280,430

3. Consolidated Surplus Statements for the First Quarter (Condensed)

(thousands of yen)

	First quarter ended June 30, 2004 (from April 1, 2004 to June 30, 2004)		Year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)	
(Capital surplus)				
I. Beginning balance of capital surplus		6,181,300		5,936,081
II. Increase in capital surplus				
1. Issuance of new shares by share exchange..	-	-	245,219	245,219
III. Ending balance of capital surplus		6,181,300		6,181,300
(Retained earnings)				
I. Beginning balance of retained earnings		5,650,018		5,549,740
II. Increase in retained earnings				
1. Profit for the quarter (year).........................	347,185		280,430	
2. Increase in retained earnings due to decrease in consolidated subsidiaries	-	347,185	63,629	344,059
III. Decrease in retained earnings				
1. Cash dividends...	252,560		243,781	
2. Bonuses for officers....................................	29,000	281,560	-	243,781
IV. Ending balance of retained earnings		5,715,643		5,650,018

4. Consolidated Statements of Cash Flows for the First Quarter (Condensed)

(thousands of yen)

	First quarter ended June 30, 2004 (from April 1, 2004 to June 30, 2004)	Year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)
I. Cash flows from operating activities		
Income before income taxes and others	692,646	834,812
Depreciation	37,028	200,817
Amortization of long-term prepaid expenses	18,493	76,704
Increase (decrease) in allowance for doubtful receivables	(880)	20,371
Increase (decrease) in allowance for bonuses	67,407	(6,794)
(Increase) decrease in trade accounts receivable	(4,631,166)	4,363,964
(Increase) decrease in inventories	(201,684)	1,500,171
Increase (decrease) in trade accounts payable	356,468	(1,013,787)
Others	(37,278)	742,340
Subtotal	(3,698,966)	6,718,603
Interest and dividend income	69	201
Interest paid	-	(2,194)
Corporate income taxes paid	(6,057)	(542,303)
Net cash provided by operating activities	(3,704,954)	6,174,306
II. Cash flows from investing activities		
Purchase of tangible fixed assets	(11,390)	(22,967)
Purchase of intangible fixed assets	(46,404)	(82,685)
Purchase of investment securities	-	(20,047)
Sale of investment securities	25,011	106,255
Liquidation of related company	-	130,904
Distribution of capital investment	-	2,331
Payment for long-term prepaid expenses	(44,374)	(74,677)
Guarantee	(747)	(3,552)
Refund of guarantee	501	104,160
Others	-	1,219
Net cash provided by investing activities	(77,404)	140,941
III. Cash flows from financing activities		
Net decrease in short-term loans payable	-	(50,000)
Net increase in treasury stock	(189)	(415,442)
Cash dividends by parent company	(194,653)	(242,435)
Net cash provided by financing activities	(194,843)	(707,878)
IV. Translation gain (loss) related to cash and cash equivalents	2,343	(10,088)
V. Net increase (decrease) in cash and cash equivalents	(3,974,858)	5,597,281
VI. Cash and cash equivalents at beginning of the quarter (year)	11,734,446	6,337,127
VII. Decrease in cash and cash equivalents due to decrease in consolidated subsidiaries	-	(199,962)
VIII. Cash and cash equivalents at end of the quarter (year)	7,759,587	11,734,446